EXHIBIT 99.1

Wanda Sports Group Company Limited Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

BEIJING, April 30, 2020 (PRNEWSWIRE) – Wanda Sports Group Company Limited (the “Company”, and together with its consolidated entities, “Wanda Sports,” the “Group” or “we”) (NASDAQ: WSG), a leading global sports events, media and marketing platform, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.
Fourth Quarter and Full Year 2019 Financial and Operational Highlights:
●
For the fourth quarter of 2019, total revenue was €255.5 million (US$286.8 million) and excluding the impact of reimbursement revenues[1], total revenue was €252.2 million (US$283.1 million). For the full year 2019, total revenue was €1,030.1 million (US$1,156.5 million) and excluding the impact of reimbursement revenues, total revenue was €996.6 million (US$1,118.9 million), an increase of 10% year-over-year. The Company’s revenue, and revenue excluding reimbursement revenues, for the fourth quarter of 2019 and the full year 2019 were within its guidance range.

●
For the fourth quarter of 2019 and for the full year 2019, the loss for the period was €258.6 million (US$290.3 million) and €273.8 million (US$307.4 million), respectively, mainly attributable to a non-cash goodwill impairment loss of €254.3 million (US$285.5 million) for impairment of goodwill at The IRONMAN Group relating to its North America and Oceania cash-generating units. For fiscal 2019, the net loss was €273.8 million (US$307.4 million). Excluding the non-cash expenses of goodwill impairment loss described above and the share-based compensation, there would have been a net profit of €6.0 million (US$6.7 million) for full year 2019.

●
For the fourth quarter of 2019 and for the full year 2019, adjusted EBITDA was €44.8 million (US$50.3 million) and €167.4 million (US$187.9 million), respectively.  Both were within the Company’s guidance range.

●	Our net leverage ratio was 4.1x as of December 31, 2019.
●
In our Mass Participation segment, for the fourth quarter of 2019, the number of gross-paid athletes was 330,000, a 22% increase from 270,000 in the fourth quarter of 2018, and we held 62 mass participation events, compared to 70 mass participation events in the fourth quarter of 2018.  For the full year 2019, the number of gross-paid athletes was 1.524 million, a 15% increase from 2018 and we held 343 mass participation events, compared to 326 events in 2018.  Our Mass Participation segment showed revenue growth of 16% in the fourth quarter of 2019 year-over-year and 15% for the full year 2019 compared to 2018, mainly attributable to the successful expansion of our event platform in China and acquisitions of a number of new international events.

1 See revenue discussion below for a description or reimbursement revenues and their impact.

●
In our Spectator Sports segment, we delivered approximately 3,700 event days in 2019.  Some of our key events included the 2019 FIBA Basketball World Cup, the 2019 FIFA Women’s World Cup France™ and the IIHF Ice Hockey World Championship 2019.  At the same time, we successfully prolonged major rights-in business engagements, such as with the International Ice Hockey Federation (IIHF), the Confédération Européenne de Volleyball (CEV) and the Champions Hockey League (CHL).

●
We have acquired a number of new businesses in 2019, such as the landmark deal with World Athletics granting us the right to organize in the future an annual Diamond League meeting in China and to bring new top-class track and field events to China.  We also won the international media rights for the Diamond League for five years and new World Athletics Continental Tour events for ten years. Another exciting business win included a partnership with the NBA covering the sale of the NBA’s sponsorship rights in Italy and France, which marks the NBA’s first agreement with a sports marketing company to represent its inventory in these countries. We also signed a new six-year agreement with The International Olympic Committee for the media rights to Sub-Saharan Africa for all Olympic events until 2024.

●
In our DPSS segment, we strengthened our digital capabilities through the launch of iX.co (rebranded from Infront Digital in May 2019).  Operating under its iX.co brand, the Group has a dedicated and experienced digital solutions team offering digital distribution and data analytics solutions to its partners. iX.co is leading the Group’s efforts to build a leading digital media and solutions company that connects brands and sports rights holders to global fan audiences.

Mr. Hengming Yang, Chief Executive Officer of Wanda Sports, commented, “Looking back at 2019, we are pleased to have successfully completed the IPO of the Wanda Sports Group in July. 2019 was a busy year with a set of solid achievements, including the expansion of our Mass Participation business portfolio, the extension of existing rights agreements with long-term partners and our entry into new contracts, the expansion of our position and footprint in China and our increased digital capabilities through iX.co. With respect to 2020, we are proud that we were able to refinance a 364-day term loan facility with a new 364-day term loan facility and enter into a share purchase agreement with Advance to sell The IRONMAN Group, which we believe will unlock significant shareholder value.
All the achievements were based on the strength and dedication of our global team and we will continue to work diligently to build out our business, particularly to further capture growth in the Chinese market. However, the rapid spread of COVID-19 has significantly impacted, and is expected to continue to impact, our business as governments, businesses and communities continue to grapple with the toll of the pandemic and the widespread mitigation efforts.  We currently are unable to predict the duration and severity of the spread of the coronavirus.  Despite the current global uncertainty, however, we are confident in our long-term outlook.”
Mr. Brian Liao, Chief Financial Officer of Wanda Sports commented, “We are pleased with the solid financial and operating performance for the fourth quarter and fiscal year ended December 31, 2019, which enabled us to deliver total revenue and adjusted EBITDA within our guidance range. One of our priorities was to improve our capital structure. At the end of 2019, the net leverage ratio was 4.1x, which was a significant improvement from 4.8x immediately following our IPO in July 2019.  At the end of 2019, we maintained a strong liquidity position with cash on hand of €163.2 million.  In March 2020, we completed our 364-day term loan refinancing to reduce our finance costs amidst the challenging global environment created by COVID-19. Furthermore, we expect to close the sale of The IRONMAN Group in the second quarter of 2020, which will allow us to further optimize our capital structure and strengthen our balance sheet to weather the impact of the global pandemic on our business.”
Fourth Quarter and Full Year 2019 Business Highlights
Core Business Segments
Mass Participation
The following highlights key activities in our Mass Participation segment.  In the fourth quarter of 2019, we operated 62 events, compared to 70 events in the same period last year, a decrease of 11%.  For the year 2019, we operated a total of 343 events, a 5% increase over 2018.
Triathlon
●	During the fourth quarter of 2019:
o	We held the IRONMAN World Championship in Kailua-Kona, Hawaii, attracting 2,500 athletes from 75 countries.
o
We also oversaw three inaugural triathlon events: the IRONMAN 70.3 in Goa, India (which was the first IRONMAN Group event in India), the IRONMAN 70.3 in Marrakesh, Morocco, and the IRONMAN 70.3 in São Paulo, Brazil.

●	For the full year 2019:
o
We held 15 inaugural IRONMAN and IRONMAN 70.3 triathlon events (including the three in the fourth quarter) in Brazil, China, France, Greece, India, Ireland, Italy, Korea, Morocco, Oman, Spain, Thailand, and the United States.

o
We hosted the Hamburg Wasser World Triathlon Series, one of the world’s largest short distance triathlons, and held the first IRONMAN 70.3 World Championship in Nice, France, with a record number of over 5,000 athletes from 105 countries registered to compete in the two-day event.

Running
●	During the fourth quarter of 2019:
o
We held the 18th and inaugural night edition of the Standard Chartered Singapore Marathon with over 50,000 registered runners from 133 countries, of which 20,000 were first-time participants. In addition to the Saturday night Half Marathon and Marathon, the three-day event included a run for kids and 5K and 10K races.

o
In Las Vegas, over 35,000 registered runners from 66 countries participated in the Rock ‘n’ Roll Marathon Series, which included distances from 5K, 10K, Half Marathon to a full Rock ‘n’ Roll Marathon. The partnership with Facebook Watch was also extended to this series. In the fourth quarter, we operated 11 Rock ‘n’ Roll events of various distances, making the events accessible to a wider range of participants.

●	For the full year 2019:
o	The Rock ‘n’ Roll Marathon Series continued to expand its global popularity by showcasing a variety of available distances, including 1-mile, 5K, 10K, Half Marathon and Marathon.
o
The success of B2Run, the corporate running series, continued with over 230,000 participants (gross paid athletes) from around 11,000 companies at 27 events taking place in two countries.  On top of that the series is licensed-out to 5 countries with 11 events and almost 18,000 participants.

o
We made strategic acquisitions to bolster the Company’s mass participation platform in attractive markets. This includes the addition of Nine’s Events & Entertainment division in Australia, which operates the Sun Herald City2Surf presented by Westpac – one of the world’s largest fun runs.

o
We expanded our presence in city marathons through an exclusive agreement to organize the Rome Marathon from 2020 to 2023. This includes management of the event as well as all marketing, commercial TV and media aspects.

o	Vienna Night Run and Business Run events added another 56,000 gross paid athletes.
Cycling
●	During the fourth quarter of 2019:
o	We held the Cape to Cape in Perth, Australia, the country’s largest and longest running mountain bike multi-stage endurance race.
●	For the full year 2019:
o	We expanded our presence in European cycling through an exclusive commercial agreement with the Granfondo Campagnolo Roma for the organization of the event.
Other Mass Participation Sports Events
●	During the fourth quarter of 2019:

o	We invested in HYROX, a Germany-based winter indoor fitness competition for amateur and professional athletes, providing an attractive event during a typically less competitive part of the year.
●	For the full year 2019:
o	The Xletix and Muddy Angel Run challenges welcomed participants to obstacle course races through 25 events across Europe in six countries. Over 190,000 gross paid athletes participated in the events.
o
We completed the acquisition of London-based Threshold Sports, organizer of unique events such as Ride Across Britain, Race to the Stones, London Revolution, Race to the King and Race to the Tower, which differentiates itself through the development of unique events including the Ride Across Britain – a nine-day, 1,500km cycling challenge – as well as various trail running events, marks our first mass participation presence in the United Kingdom with 9,000 gross paid athletes.

o	We acquired Germany-based Megamarsch, which offers 15 unique long-distance hiking events across the country with close to 30,000 gross paid athletes.
o
We also made an investment in District Technologies, a Singapore-based company that is harnessing technology to redefine running and exploration. This strategic partnership allows Infront and Wanda Sports Group to operate as the exclusive partner of the app and the connected District Races in Europe. So far events have been held in Berlin and Zurich, with Adidas secured as a new sponsorship partner in Switzerland.

Spectator Sports
The following highlights the Group’s position as the partner of choice for major sports rights holders, world-class brands and media organizations around the world. The Spectator Sports business in the fourth quarter and for the full year 2019 reflected the Group’s delivery of a number of world championships and large-scale regional events.
Key events
●	During the fourth quarter of 2019:
o
The HSBC Badminton World Federation (BWF) World Tour Finals were held in Guangzhou, China. As the exclusive media and marketing partner of the BWF through 2025, the Group once again successfully provided global exposure for sponsors, reaching fans all over the world.

o
November’s International Skiing Federation (FIS) Ski World Cup in Levi, Finland marked the start of the alpine skiing season. The Group was the exclusive media and marketing partner, handling sponsorship packages, media rights, production and archive solutions for the event.

●	For the full year 2019:

o
We delivered nine global partner sponsors for the 2019 FIBA Basketball World Cup in China, providing exposure to over 800,000 spectators on site and a global television audience of over 3 billion. We successfully delivered the commercial program of the 2019 FIBA Basketball World Cup, serving as the exclusive partner for its worldwide sponsorship, merchandising, licensing and hospitality.

o
We delivered the IIHF Ice Hockey World Championship to our full-service long term partner with what is estimated to be the broadest ever broadcast reach of a cumulative audience of over 1.6 billion which marked the fourth year in a row the tournament has surpassed one billion viewers.  Over 470,000 fans attended games in Bratislava and Košice with Finland's 3-1 victory over Canada in the final attended by almost 10,000 spectators.

o	We entered into a new partnership with the English Premier League, for free-to-air rights across sub-Saharan Africa for three years commencing with the 2019/20 season.
o	We acquired Youthstream, the owner of the exclusive television, marketing and global promotional rights for the FIM MXGP Motocross World Championship through 2036.
Major Prolongations and Key New Business Wins
●	During the fourth quarter of 2019:
o	We reached a new five-year media rights agreement with the Scottish Professional Football League (SPFL) for its four leagues and two cup competitions.
o
We negotiated a 12-year expansion with the CEV that includes the media rights partnership for its flagship national team competitions and club tournaments, including the CEV Champions League, CEV Cup and CEV Challenge Cup and all CEV Snow Volleyball events. We have a long-standing partnership with the CEV  and most recently secured broadcasters in over 150 territories globally for this year’s CEV Men’s and Women’s European Volleyball Championships.

●	For the full year 2019:
o
We established a long term strategic partnership with World Athletics (formerly IAAF), including a new Diamond League media rights agreement for five years from 2025, a ten-year international media rights agreement for World Athletics Continental Tour, a series of the world's best one-day meetings outside the Diamond League from 2020; the future organization of an annual Diamond League meeting in China by the Group as well as the creation of a new annual World Athletics event in China to be organized by us.

o
We established a partnership with the NBA covering the sale of the NBA’s sponsorship rights in Italy and France, which marks the NBA’s first agreement with a sports marketing company to represent its inventory in these countries.

o
We expanded our 10-year media, marketing, digital and merchandising rights agreement with the IIHF, which organizes the annual IIHF Ice Hockey World Championship. The new agreement will start in 2024 following the end of our current agreement. Separately, the Group received the right to produce and organize the IIHF's first eSports tournament at the 2021 competition in Finland.

o	We entered into a media rights agreement with the International Skating Union (ISU) through the 2022/23 season, making us the commercial partner of all seven Olympic Winter Sports Federations.
Digital, Production, Sports Solutions (DPSS)
We continued to develop our digital solutions platform to maximize the potential of our sporting events and marketing business across production, innovative content development and advertising.
●	During the fourth quarter of 2019:
o	Our state-of-the-art LED perimeter boards were successfully installed and operated at the FIFA Club World Cup 2019™ in Qatar, opening up additional advertising opportunities.
o
We entered into a digital consultancy partnership with the French Rugby League (LNR), launching a new English-speaking website dedicated to the Top 14 league for the coverage of relevant key markets worldwide.  The agreement, which comprises a 360° digital approach, also includes the launch of social accounts, editorial management and content activation.

●	For the full year 2019:
o
We were the host broadcaster during the 2019 FIFA Women’s World Cup France™ which took place across 11 cities in France showcasing the world’s top women’s teams. The on-site host broadcast has deployed more than 1,000 staff and six production teams per match. A maximum of 29 cameras captured the action on the pitches and delivered spectacular images. The Group’s LED board teams added another technical service providing stadium advertising systems.

o
We continued to invest in new, innovative technologies to help increase fan engagement, event reach and broadcast standards. This includes delivering the first ever 8K HD production in rugby broadcast production during the Rugby World Cup in Japan along with the use of augmented reality graphics and Hawk-Eye Smart Replay technology and the successful testing of a 5G-connected-camera set-up at the BMW Berlin-Marathon. The project marks the first time such a set-up has been implemented in continental Europe, on a live, public 5G network.

o	We provided host broadcasting and production for the FIS Alpine & Nordic World Ski Championships.
China Business Highlights
We continued to add premium mass participation and spectator sports events in China to our portfolio.
●	During the fourth quarter of 2019:
o
The HSBC Badminton World Federation (BWF) World Tour Finals were held in Guangzhou, China.  The Guangzhou station was the highest-level competition of the world tour series and has been held at Guangzhou since 2018. We were the exclusive media and marketing partner and we also provided hospitality services during the event.

o
The 2019 Gree-Tour of Guangxi, a six-day road cycling stage race was held in Guangxi. It was the third edition of the Tour of Guangxi and the final event of the 2019 UCI World Tour, attracting 126 athletes from 18 top-level road cycling teams. We produced, managed and operated the event and we also served as host broadcaster of this event.

o
We were one of the host broadcasters for the National Day Parade in Beijing on October 1 which celebrated the 70th anniversary of the founding of the People’s Republic of China’s.  The event was the largest of its kind ever held in China.

o	We hosted the Chengdu and Beijing Rock ‘n’ Roll Marathon events, the Xi’an Bahe Half Marathon, the Nanning Marathon and the Zhuhai Marathon.
●	For the full year 2019:
o
In May, the Chengdu Marathon of China was recognized as a candidate race for the Abbott World Marathon Majors, becoming the first and only candidate race in China for the world’s largest and most renowned marathon series which consists of the world’s six premier marathons.

o	In September, the IRONMAN 70.3 held its first event in Xi’an, China, providing athletes with new racing opportunities.
o
In September, the Group secured the operating rights for the Shenyang International Marathon, which hosted 20,000 athletes from 18 countries. The race’s top 100 qualifiers will represent China in the Abbott WMM Wanda Age Group World Championships, which will be held as part of the London Marathon Majors.

o	Summing up 2019, the Group has held and brought in a number of top-class world championship sporting events to China:

◾	The 2019 Gree-Tour of Guangxi;
◾	The HSBC Badminton World Federation (BWF) World Tour Finals;
◾	The 2019 FIBA Basketball World Cup, staged across eight cities and was held in China for the first time; and
◾
A long-term strategic partnership signed with World Athletics for the Group to organize an annual Diamond League, a series of the world's best one-day meetings, and also to create a new annual event in China. China is set to become one of the few countries to host two events a year for world elite athletics.  This marked a historic collaboration and was an important addition to the Group’s top-class track and field event portfolio.

Fourth Quarter 2019 Financial Results
Revenue
Total revenue was €255.5 million (US$286.9 million) in the fourth quarter of 2019, a decrease of 3% from the fourth quarter of 2018. Revenue, excluding reimbursement revenues1, was €252.2 million (US$283.1 million), compared to €260.9 million in fourth quarter of 2018.
Mass Participation revenue was €92.6 million (US$104.0 million) in the fourth quarter of 2019, a 16% increase compared with the fourth quarter of 2018, principally driven by increase in the number of gross-paid athletes, which increased to 330,000 from 270,000 in the same period last year. The increase was mainly attributable to continuing strong demand for participation in IRONMAN and IRONMAN 70.3 events, as well as business expansion from Wanda Sports China, including as a result of marathons held in the fourth quarter of 2019.
Spectator Sports revenue was €129.3 million (US$145.2 million) in the fourth quarter of 2019, a 13% decrease compared with the fourth quarter of 2018, primarily due to the cyclicality effect of the EHF handball business, reduced sponsorship sales and activation revenue from FIFA-related projects, as well as the discontinuation of DFB national team business.  The decrease was partially offset by the contribution from FIBA-related events following the occurrence of the FIBA World Cup in the third quarter of 2019.
DPSS revenue was €33.6 million (US$37.7 million) in the fourth quarter of 2019, compared with €34.2 million in the same period in 2018. This decrease was primarily due to decreased media production activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™, which was partially offset by contributions from the Rugby World Cup 2019 as well as growth in our digital business.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:
	Three Months Ended December 31,
	2019			2018
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Mass Participation	104.0	92.6	36%	79.7	30%	16%
Spectator Sports	145.2	129.3	51%	149.3	57%	(13%)
DPSS	37.7	33.6	13%	34.2	13%	(2%)
Total Revenue	286.9	255.5	100%	263.2	100%	(3%)
DPSS excluding reimbursement revenues	33.9	30.3		31.9		(5%)
Total Revenue excluding reimbursement revenues	283.1	252.2		260.9		(3%)

Gross profit
Total gross profit was €94.4 million (US$106.0 million) in the fourth quarter of 2019, substantially similar to the same period in 2018. The gross margin improved from 36% in the fourth quarter 2018 to 37% in the fourth quarter 2019.
Mass Participation gross profit was €31.2 million (US$35.0 million) in the fourth quarter of 2019, a 13% increase compared with the fourth quarter of 2018, principally driven by the increase in the number of gross-paid athletes, mainly from continuing strong demand for participation in IRONMAN and IRONMAN 70.3 events as well as business expansion from Wanda Sports China.
Spectator Sports gross profit was €52.9 million (US$59.4 million) in the fourth quarter of 2019, a 3% increase compared with the fourth quarter of 2018. The increase was primarily due to the higher profit contribution from FIBA-related events following the occurrence of the FIBA World Cup in the third quarter of 2019 in China and organic growth of our football business, which partially offset the cyclicality effect driven by the absence of the EHF European Championships in 2019 and reduced contribution from FIFA-related projects in 2019.
DPSS gross profit was €10.3 million (US$11.6 million) in the fourth quarter 2019, compared with €15.3 million in the same period in 2018. This decrease was primarily due to decreased media production and sports solutions activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™, which was partially offset by contributions from the Rugby World Cup 2019.

The following table sets forth a breakdown of our gross profit and our gross margin by segment for the periods indicated:
	Three Months Ended December 31,
	2019			2018
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Mass Participation	35.0	31.2	34%	27.7	35%	13%
Spectator Sports	59.4	52.9	41%	51.4	34%	3%
DPSS	11.6	10.3	31%	15.3	45%	(33%)
Total Gross Profit	106.0	94.4	37%	94.4	36%	-

Personnel expenses were €40.9 million (US$46.0 million) in the fourth quarter of 2019, compared with €36.7 million in the fourth quarter in 2018, primarily driven by the increased headcount from 1,624 as of December 31, 2018 to 1,850 as of December 31, 2019 due to business expansion.
Selling, office and administrative expenses were €23.2 million (US$26.0 million) in the fourth quarter of 2019, compared with €16.0 million in the fourth quarter in 2018, primarily driven by IPO-related costs, higher third-party service fees as well as higher marketing expenses.
Depreciation and amortization expenses were €12.3 million (US$13.8 million) in the fourth quarter of 2019, compared with €8.3 million in the fourth quarter in 2018. The increase principally reflected additional amortization of purchase price allocations relating to acquisitions in our Mass Participation and Spectator Sports segments recorded in the year end 2019.
Impairment of goodwill was €254.3 million (US$285.5 million) in the fourth quarter of 2019. The annual goodwill impairment analysis performed as of December 31, 2019 indicated that the value in use of two out of nine cash-generating units (“CGUs”) (The IRONMAN Group’s North America and Oceania CGUs) was lower than their respective carrying values.
Other operating income, net was €4.0 million (US$4.4 million) in the fourth quarter of 2019, compared with €2.1 million in the fourth quarter of 2018.
Finance costs were €25.0 million (US$28.0 million) in the fourth quarter of 2019, compared with €12.7 million in the fourth quarter in 2018, primarily due to interest expense during the period for the 364-day term loan facility (which was entered into in March 2019).
Income tax expenses were €3.5 million (US$3.9 million) in the fourth quarter of 2019, compared with €7.3 million for the fourth quarter of 2018, mainly due to deferred tax benefit in the year end 2019 as well as tax optimization.
Loss for the period was €258.6 million (US$290.3 million) in the fourth quarter of 2019, compared to a profit of €18.6 million for the fourth quarter of 2018, which was mainly attributable to non-cash impairment loss of €254.3 million (US$285.5 million) recorded at the end of 2019 related to goodwill in The IRONMAN Group business, as well as additional finance costs relating to our 364-day term loan facility, the increase in selling, office and administrative expenses as well as personnel expenses, partially offset by tax savings.
Adjusted EBITDA was €44.8 million (US$50.3 million) in the fourth quarter of 2019, compared with €48.9 million in the fourth quarter of 2018, principally resulted from an increase in selling, office and administrative expenses resulting from our business expansion.
Loss attributable to ordinary shareholders of Wanda Sports Group Company Limited was €259.0 million (US$290.7 million) in the fourth quarter of 2019, compared to a profit attributable to ordinary shareholders of Wanda Sports Group Company Limited of €18.6 million for the fourth quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) were both €1.89 (US$2.13) in the fourth quarter of 2019, compared to basic and diluted profit per ADS of both €0.16 in the fourth quarter of 2018.

Full year 2019 Financial Results
Inter-year Cyclicality
A large number of our activities show a pattern of significant inter-year cyclicality, particularly in our Spectator Sports and DPSS segments.
In our Spectator Sports segment, we experienced the effect of inter-year cyclicality in major sports events between 2018 and 2019. For example, in 2018, there were the EHF European Championships (which occur only in even years) and the FIFA World Cup™ (which occurs only every four years). In 2019, there were the FIS World Championships (which occur only in odd years), the FIBA Basketball World Cup (which occurs only every four years) and the CEV European Volleyball Championships (which occur only in odd years). The revenue from such events tends to be most significant in the year the event is taking place, which results in significant fluctuations in our results of operations between years.
In our DPSS segment, the most important contribution to inter-year cyclicality was the host broadcast production for the 2018 FIFA World Cup Russia™.  Our agreements as host broadcaster for 2018 FIFA World Cup Russia™ were principally on a cost-plus basis giving rise to significant reimbursement revenues and reimbursement costs, but having a negligible impact on gross margins. These items can have a significant impact on the comparability of our results of operations above gross profit between 2018 and 2019.
Revenue
Total revenue was €1,030.1 million (US$1,156.5 million) in 2019, a decrease of 9% compared with 2018. This decrease principally reflected a €185.7 million decrease in reimbursement revenues, largely attributable to decreased media production activities in our DPSS segment as a result of the cyclicality effect of the 2018 FIFA World Cup Russia™ having occurred in 2018 (and not in 2019).  Revenue, excluding reimbursement revenues, was €996.6 million (US$1,118.9 million), up 10% year-over-year.
Mass Participation revenue was €326.9 million (US$367.0 million) in 2019, a 15% increase compared with 2018, principally driven by the increase in the number of gross-paid athletes from 1,322,000 in 2018 to 1,524,000 in 2019 as well as the increase in total number of events from 326 in 2018 to 343 in 2019.
Spectator Sports revenue was €567.3 million (US$636.9 million) in 2019, an 8% increase compared with 2018. The increase principally reflected the inter-year cyclicality of events in our portfolio, as mentioned above, as well as the contribution from the FIM MXGP Motocross World Championships.
DPSS revenue, excluding reimbursement revenues, was €102.4 million (US$115.0 million) in 2019, substantially similar to revenue, excluding reimbursement revenues, in 2018.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Year Ended December 31,
	2019			2018
(in millions, except percentages)	USD	EUR	% of Revenue	EUR	% of Revenue	YoY Change
Core segments:
Mass Participation	367.0	326.9	32%	284.1	25%	15%
Spectator Sports	636.9	567.3	55%	523.8	46%	8%
DPSS	152.6	135.9	13%	321.3	29%	(58%)
Total Revenue	1,156.5	1,030.1	100%	1,129.2	100%	(9%)
DPSS excluding reimbursement revenues	115.0	102.4		102.1		0%
Total Revenue excluding reimbursement revenues	1,118.9	996.6		910.0		10%

Gross profit

Total gross profit was €343.7 million (US$385.9 million) in 2019, a 6% decrease compared with 2018. The gross margin improved from 32% in 2018 to 33% in 2019.
Mass Participation gross profit was €117.4 million (US$131.8 million) in 2019, a 16% increase compared with 2018, principally driven by the increase in the number of gross-paid athletes and the increase in total number of events.
Spectator Sports gross profit was €184.8 million (US$207.5 million) in 2019, an 11% decrease compared with 2018. The main profit contribution in 2019 was from the expansion of our summer sports portfolio as well as the FIS World Championships 2019, which was offset by the absence of the 2018 FIFA World Cup Russia™ due to event cyclicality, as well as a revenue deduction in connection with fraudulent activities committed by a former employee of Infront.
DPSS gross profit was €41.5 million (US$46.6 million) in 2019, a 26% decrease compared with 2018, primarily due to the cyclicality effect of the 2018 FIFA World Cup Russia™.

The following table sets forth a breakdown of our gross profit and our gross margin by segment for the periods indicated:
	Year Ended, December 31,
	2019			2018
(in millions, except percentages)	USD	EUR	Gross margin	EUR	Gross margin	YoY Change in Gross Profit
Core segments:
Mass Participation	131.8	117.4	36%	100.8	35%	16%
Spectator Sports	207.5	184.8	33%	208.2	40%	(11%)
DPSS	46.6	41.5	31%	56.4	18%	(26%)
Total Gross Profit	385.9	343.7	33%	365.4	32%	(6%)
Personnel expenses were €163.6 million (US$183.7 million) in 2019, compared with €144.4 million in 2018, largely attributable to the impact of stock-based compensation expense due to option grants under our Management Equity Incentive Plan. Also, the addition of new personnel as a result of our general business expansion and acquisitions in our Mass Participation and Spectator Sports segments contributed to the increase for 2019 compared to 2018.
Selling, office and administrative expenses were €68.7 million (US$77.1 million) in 2019, compared with €52.0 million in 2018, principally reflecting IPO-related costs as well as higher third-party service fees.
Depreciation and amortization expenses were €36.3 million (US$40.7 million) in 2019, compared with €32.8 million in 2018. The increase principally reflected additional amortization of purchase price allocations relating to the acquisitions in our Mass Participation and Spectator Sports segments.
Impairment of goodwill was €254.3 million (US$285.5 million) in 2019. The annual goodwill impairment analysis performed as of December 31, 2019 indicated that the value in use of two out of nine CGUs (The IRONMAN Group’s North America and Oceania CGUs) was lower than their respective carrying values.
Other operating income, net was €2.4 million (US$2.7 million) in 2019, compared with other operating expenses, net of €26.8 million in 2018. The improvement was principally due to the absence of expected credit losses of €25.0 million in trade accounts receivable that we had outstanding in 2018 relating to services provided to MP & Silva.
Finance costs were €80.0 million (US$89.8 million) in 2019, compared with €53.7 million in 2018, principally reflected interest expenses and the make-whole amount due in connection with the 364-day term loan facility entered into in March 2019.
Income tax expenses in 2019 were €21.2 million (US$23.8 million), compared with €19.0 million in 2018. The increase principally reflected a valuation allowance for a deferred tax asset, partially offset by current income tax savings due to lower pre-tax profit in 2019.
Loss for the period was €273.8 million (US$307.4 million) in 2019, compared to a profit of €54.0 million in 2018, principally due to non-cash impairment loss of €254.3 million for impairment of goodwill, as well as the decreased gross profit in 2019 due to event cyclicality, the increased stock-based compensation expense, the increased financing costs and IPO-related costs. Excluding non-cash goodwill impairment loss and stock-based compensation expenses, profit for the period would have been €6.0 million.
Adjusted EBITDA was €167.4 million (US$187.9 million) in 2019, compared with €194.8 million in 2018. The decrease was mainly due to event cyclicality in connection with the 2018 FIFA World Cup Russia™, as well as an increase in selling, office and administrative expenses resulting from our business expansion.

Loss attributable to ordinary shareholders of Wanda Sports Group Company Limited was €275.6 million (US$309.5 million) in 2019, compared to a profit attributable to ordinary shareholders of Wanda Sports Group Company Limited of €51.6 million in 2018.
Basic and diluted loss per American Depositary Share (“ADS”) were both €2.18 (US$2.45) in 2019, compared to basic profit per ADS of €0.47 and diluted profit per ADS of €0.45 in 2018.
Cash and cash equivalents
As of December 31, 2019, our total cash and cash equivalents was €163.2 million (US$183.3 million).
Indebtedness
As of December 31, 2019, our total interest-bearing liabilities were €845.7 million (US$949.4 million).
The following table sets forth a breakdown of interest-bearing liabilities at year-end.
	December 31, 2019
(in millions)	USD	EUR
Wanda Sports Group Company Limited	199.8	178.0
Infront Group	480.5	428.0
The IRONMAN Group	269.1	239.7
Total	949.4	845.7

COVID-19 and Operational Update

Following the global outbreak of the coronavirus, we adapted to the changing environment and transitioned our employees around the world to work remotely for their own safety and well-being. We also implemented strict cost management procedures, including a hiring freeze and elimination of discretionary spending, while ensuring we have the resources available to continue to support partners and promptly restart all of our activities once sporting events resume.
The COVID-19 pandemic began impacting Wanda Sports in China in January and February 2020 as races and events were postponed due to containment efforts in much of the country. During this period, we continued to host races and sports events in Europe and North America. As the pandemic spread around the world, we cancelled or postponed mass participation sports events also in other markets, while sports federations and organizers postponed or cancelled more sports events and entire seasons, beginning in March 2020. By April 2020, substantially all of our remaining sports events had been cancelled or postponed, and it is currently unclear when these sport events will resume.
We are working closely with our partners, rights holders, sponsors and event organizers to assess the impact of COVID-19 on timing and the protocols for future events and to manage the financial impact across our value chain.  In anticipation that sports events and games might proceed in the future without spectators, we are developing additional digital and broadcast solutions to offer to and prepare partners for the expected demand for new forms of live and digital sports consumption.

We are also partnering with leading sports organizations to provide innovative online racing and event experiences to keep our athlete communities connected and engaged. For instance, we recently hosted several virtual IRONMAN races and organized the Chengdu Shuangyi Online Marathon and Nanning Online Marathon. We are also working to virtualize part of the racing trail for the UCI world Tour of Guangxi.
Our active support of rights holders’ efforts to develop eSports events has enabled us to benefit from rapid growth of the industry. For example, we are currently providing post-production services for La Liga’s EA FIFA tournament, supporting the Lega Serie A’s eSports tournaments and working with the IIHF to organize and promote a virtual world championship for ice hockey fans.
Financial Guidance
Due to the significant uncertainties relating to scope, duration and impact of COVID-19, we currently are unable to reasonably estimate what our 2020 financial performance will be and, accordingly, are not providing any updated guidance.
Conference Call Information
Wanda Sport’s management will host an earnings conference call at 8:30 AM U.S. Eastern Time on April 30, 2020 (8:30 PM Beijing/Hong Kong Time on April 30, 2020).
Participants can join the earnings conference call by completing online registration at: http://apac.directeventreg.com/registration/event/6793939. Upon registering, all participants will be provided with participant dial-in numbers, passcodes and unique registrant IDs to access the conference call.
Additionally, participants can join the call via a live webcast of the earnings conference call at: http://investor.wsg.cn/. An archived webcast will be available through the same link.
A telephonic replay will be available after the conclusion of the conference call, from 11:30 a.m. on April 30 until 10:00 a.m. U.S. Eastern Time on May 8, 2020 by dialing +61 2 8199 0299 and entering passcode 6793939.
About Wanda Sports Group
Wanda Sports Group is a leading global sports events, media and marketing platform with a mission to unite people in sports and enable athletes and fans to live their passions and dreams. Through our businesses, including Infront and, pending its sale, The IRONMAN Group, we have significant intellectual property rights, long-term relationships and broad execution capabilities, enabling us to deliver unrivalled sports event experiences, creating access to engaging content and building inclusive communities. We offer a comprehensive array of events, marketing and media services through three primary segments: Mass Participation, Spectator Sports and Digital, Production, Sports Solutions (DPSS). Our full-service platform creates value for our partners and clients as well as other stakeholders in the sports ecosystem, from rights owners, to brands and advertisers, and to fans and athletes.

Headquartered in China, Wanda Sports Group has more than 60 offices and 1,600 employees around the world. For more information, please visit http://investor.wsg.cn/investor-relations.
Use of Non-IFRS Financial Measures
To supplement our consolidated financial statements which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we also use Adjusted EBITDA as a non-IFRS financial measure. We present this non-IFRS financial measure because it is used by our management in evaluating our operating results and for financial and operational decision-making purposes.  We define Adjusted EBITDA as net income excluding share-based compensation and other non-recurring expenses. We also believe that this non-IFRS financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.
Non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit/(loss) from operations and net profit/(loss) or any other measure of performance, or as an indicator of our operating performance. Adjusted EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.
Reconciliation of Adjusted EBITDA and EBITDA, another non-IFRS financial measure, to the most directly comparable IFRS financial measure is set forth at the end of this release.
Exchange Rate Information
This press release contains translation of certain Euro (“€”) amounts into U.S. Dollar (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Euro to U.S. dollar were made at the exchange rate of €0.8907 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.
Change in the parent Company’s functional currency
Prior to July 31, 2019, the functional currency of the Company (the Group’s parent company) was Euro.  Effective as of July 31, 2019, the Company changed its functional currency from Euro to the U.S. Dollar.  Management believes the U.S. Dollar better reflects the more relevant economic environment of the Company, as it incurs and services its external debt mainly in U.S. Dollars. Meanwhile, the Group's presentation currency for its consolidated financial statements has been, and will remain, the Euro.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to management quotes and our financial outlook. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. We may also make written or oral forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements and, consequently, could be affected by the uncertain and unprecedented impact of COVID-19 on our business and operations and the related impact on our liquidity needs. These forward-looking statements include, but are not limited to, statements about: the impact of the spread of COVID-19 and related mitigation efforts on our business, operations and operating results; our goals and strategies, including following the completion of the sale of the IRONMAN Group; the expected growth in our industry; our expectations regarding our ability to attract rights-in partners and monetize their rights through rights-out arrangements; changes in consumer behavior and consumer and corporate spending, including as a result of the COVID-19 crisis; our ability to reach acceptable levels of engagement with our athletes following the COVID-19 crisis; our future business development, results of operations and financial condition; competition in our industry; general economic and business conditions, including as a result of the COVID-19 crisis; and assumptions underlying or related to any of the foregoing as well as risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in our registration statement on Form F-1, which is available on the SEC’s website at www.sec.gov. Additional information will be made available in our annual report on Form 20-F for the year ended December 31, 2019 and other filings that we make from time to time with the SEC.

In addition, any forward-looking statements contained in this press release are based on assumptions that we believe to be reasonable as of this date. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

For investor and media inquiries, please contact:
In China:
Wanda Sports Group
Edith Kwan
Tel:  +86 (10) 8558 7456
E-mail:  ir@wsg.cn

In the U.S.:
Sard Verbinnen & Co
Paul Scarpetta
E-mail:  WandaSports-SVC@SARDVERB.com

WANDA SPORTS GROUP COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”), except for number of shares and per share data)
	For the three months ended			For the Year ended
	December 31, 2019		December 31, 2018	December 31, 2019		December 31, 2018
	$	€	€	$	€	€
Revenue	286,835	255,484	263,224	1,156,484	1,030,080	1,129,186
Cost of sales	(180,884)	(161,113)	(168,842)	(770,585)	(686,360)	(763,793)
Gross profit	105,951	94,371	94,382	385,899	343,720	365,393
Personnel expenses	(45,974)	(40,949)	(36,667)	(183,656)	(163,582)	(144,433)
Selling, office and administrative expenses	(26,019)	(23,175)	(16,028)	(77,105)	(68,677)	(52,043)
Depreciation and amortization	(13,827)	(12,316)	(8,281)	(40,749)	(36,295)	(32,846)
Impairment of goodwill	(285,535)	(254,326)	-	(285,535)	(254,326)	-
Other operating (expense)/income, net	4,449	3,963	2,097	2,730	2,432	(26,801)
Finance costs	(28,017)	(24,955)	(12,675)	(89,819)	(80,002)	(53,711)
Finance income	1,187	1,057	1,199	2,599	2,315	11,842
Share of profit of associates and joint ventures	1,411	1,257	1,903	1,979	1,763	5,566
(Loss)/Profit before tax	(286,374)	(255,073)	25,930	(283,657)	(252,652)	72,967
Income tax expense	(3,921)	(3,493)	(7,313)	(23,784)	(21,184)	(18,955)
(Loss)/Profit for the period	(290,295)	(258,566)	18,617	(307,441)	(273,836)	54,012
Attributable to:
Equity holders of the parent	(290,745)	(258,967)	18,589	(309,470)	(275,645)	51,646
Non‑controlling interests	450	401	28	2,029	1,809	2,366
	(290,295)	(258,566)	18,617	(307,441)	(273,836)	54,012
Earnings per share[2]:
Basic (loss)/profit for the period attributable to ordinary equity holders of the parent	(1.42)	(1.26)	0.11	(1.63)	(1.45)	0.31
Diluted (loss)/profit for the period attributable to ordinary equity holders of the parent	(1.42)	(1.26)	0.11	(1.63)	(1.45)	0.30
Basic (loss)/profit for the period attributable to ADS holders of the parent	(2.13)	(1.89)	0.16	(2.45)	(2.18)	0.47
Diluted (loss)/profit for the period attributable to ADS holders of the parent	(2.13)	(1.89)	0.16	(2.45)	(2.18)	0.45

2 Basic and diluted earnings per share and profit attributable to ADS holders of the parent for the three months ended December 31, 2019 and 2018 were computed in the assumption that, the Company had issued 23.8 million ADS, and the Company had approximately 205 million ordinary shares issued and outstanding as at December 31, 2019 and 2018.

WANDA SPORTS GROUP COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended			For the year ended
	December 31, 2019		December 31, 2018	December 31, 2019		December 31, 2018
	$	€	€	$	€	€
(Loss)/profit for the period	(290,295)	(258,566)	18,617	(307,441)	(273,836)	54,012
Other comprehensive income:
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods (net of tax):
Net gain/(loss) on cash flow hedges	2,031	1,809	950	2,180	1,942	5,092
Exchange differences on translation of foreign operations	(17,382)	(15,482)	4,422	2,642	2,353	(2,957)
Net other comprehensive income/(loss) income to be reclassified to profit or loss in subsequent periods	(15,351)	(13,673)	5,372	4,822	4,295	2,135
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Net remeasurement on defined benefit plans	(2,309)	(2,057)	(760)	(2,309)	(2,057)	(760)
Other comprehensive income/(loss) for the period, net of tax	(17,660)	(15,730)	4,612	2,513	2,238	1,375
Total comprehensive income for the period, net of tax	(307,955)	(274,296)	23,229	(304,928)	(271,598)	55,387
Attributable to:
Equity holders of the parent	(308,043)	(274,374)	23,052	(307,169)	(273,595)	52,682
Non‑controlling interests	88	78	177	2,241	1,997	2,705
	(307,955)	(274,296)	23,229	(304,928)	(271,598)	55,387

WANDA SPORTS GROUP COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	December 31, 2019		December 31, 2018
	$	€	€
ASSETS
CURRENT ASSETS
Cash and cash equivalents	183,255	163,225	177,048
Trade and other receivables	296,442	264,041	299,898
Accrued income	11,786	10,498	6,474
Contract assets	60,111	53,541	39,714
Inventories	10,548	9,395	5,935
Income tax receivables	15,262	13,594	8,816
Other assets	90,942	81,001	81,561
Assets held for sale	9,122	8,125	-
	677,468	603,420	619,446
NON‑CURRENT ASSETS
Long‑term receivables	7,643	6,808	6,271
Investments in associates and joint ventures	3,679	3,277	5,551
Property, plant and equipment	29,521	26,294	26,048
Right of use assets	39,574	35,249	35,789
Intangible assets	546,686	486,933	423,488
Goodwill	603,553	537,585	677,326
Contract assets	11,528	10,268	9,077
Deferred tax assets	25,893	23,063	24,562
Other assets	70,915	63,164	54,953
	1,338,992	1,192,641	1,263,065
TOTAL ASSETS	2,016,460	1,796,061	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	December 31, 2019		December 31, 2018
	$	€	€
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	195,189	173,855	816,451
Interest‑bearing liabilities	229,688	204,583	25,487
Lease liabilities	11,273	10,041	9,863
Accrued expense	78,417	69,846	83,516
Deferred income	6	5	7
Contract liabilities	224,430	199,900	185,681
Liabilities held for sale	7,831	6,975	-
Other liabilities	21,565	19,208	17,097
Income tax payable	24,461	21,787	31,009
Provisions	10,367	9,234	3,419
	803,227	715,434	1,172,530
NON‑CURRENT LIABILITIES
Interest‑bearing liabilities	719,754	641,085	535,630
Lease liabilities	32,732	29,154	28,841
Accrued expenses	3,425	3,051	4,941
Deferred income	-	-	10
Contract liabilities	19,390	17,271	13,485
Deferred tax liabilities	111,375	99,202	82,941
Provisions	4,419	3,936	8,576
Long‑term payroll payables	17,218	15,336	12,770
Other liabilities	48,926	43,578	31,802
	957,239	852,613	718,996
TOTAL LIABILITIES	1,760,466	1,568,047	1,891,526
EQUITY
Share capital	1,707,439	1,520,816	1,520,816
Reserves	(913,102)	(813,300)	(1,321,685)
Accumulated deficit	(542,507)	(483,211)	(207,566)
Equity/(deficit) attributable to equity holders of the parent	251,830	224,305	(8,435)
Non‑controlling interests	4,164	3,709	(580)
TOTAL EQUITY/(DEFICIT)	255,994	228,014	(9,015)
TOTAL LIABILITIES AND EQUITY	2,016,460	1,796,061	1,882,511

WANDA SPORTS GROUP COMPANY LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended			For the year ended
	December 31, 2019		December 31, 2018	December 31, 2019		December 31, 2018
	$	€	€	$	€	€
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	57,709	51,401	48,984	31,127	27,725	66,588
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(5,150)	(4,587)	(15,483)	(153,348)	(136,587)	(57,120)
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES	(5,438)	(4,844)	(1,607)	104,539	93,113	(65,449)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	47,121	41,970	31,894	(17,682)	(15,749)	(55,981)
Cash and cash equivalents at beginning of the period	137,852	122,785	141,543	198,774	177,048	230,419
Effect of foreign exchange rate changes, net	(1,411)	(1,257)	3,611	2,470	2,199	2,610
Transfer to assets held for sale	(307)	(273)	-	(307)	(273)	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD/YEAR	183,255	163,225	177,048	183,255	163,225	177,048

WANDA SPORTS GROUP COMPANY LIMITED
RECONCILIATION OF NON-IFRS MEASURE – IFRS Profit for the Period and Year to Adjusted EBITDA (unaudited)
(Amounts in thousands of Euro (“€”) or, for convenience translation, thousands of U.S. Dollar (“$”))
	For the three months ended			For the year ended
	December 31, 2019		December 31, 2018	December 31, 2019		December 31, 2018
	$	€	€	$	€	€
(Loss)/profit for the period	(290,295)	(258,566)	18,617	(307,441)	(273,836)	54,012
Income tax expense	3,921	3,493	7,313	23,784	21,184	18,955
Net interest expenses	21,550	19,195	5,729	76,112	67,793	24,587
Depreciation and amortization	13,827	12,316	8,281	40,749	36,295	32,846
EBITDA	(250,997)	(223,562)	39,940	(166,796)	(148,564)	130,400

Goodwill impairment (1)	285,535	254,326	-	285,535	254,326	-
Share-based compensation(2)	(403)	(359)	(1,360)	28,610	25,483	8,723
Expenses or charges relating to acquisition(3)	2,440	2,173	1,505	5,314	4,733	5,055
Expenses or charges relating to IPO or financing(4)	1,593	1,419	2,474	7,457	6,642	3,850
Restructure and disposal of investments / subsidiaries(5)	2,696	2,401	-	3,120	2,779	-
Profit or loss from termination of customers(6)	-	-	192	-	-	1,928
Change in fair value of investments(7)	(1,435)	(1,278)	375	(1,376)	(1,226)	445
Bad debt expenses relating to specific customer(8)	-	-	-	-	-	27,122
Losses on foreign exchange and derivatives, and other financial charges(9)	5,280	4,703	5,747	11,108	9,894	17,282
Estimated client compensation relating to fraudulent activities(10)	4,650	4,142	-	13,967	12,440	-
Expenses or charges relating to Sarbanes-Oxley compliance(11)	186	166	-	186	166	-
Remeasurement of contingent consideration (12)	631	562	-	631	562	-
Net (gain) / loss on disposal of assets (13)	167	149	-	168	149	-
Adjusted EBITDA	50,343	44,842	48,873	187,924	167,384	194,805

1.
Represents one-time impairment charges of goodwill where the annual goodwill impairment test indicated that there were 2 out of 9 cash-generating units (“CGU”) have value in use lower than their respective carrying amounts, including the WEH North America CGU and WEH Oceania CGU.

2.	Share-based compensation has been excluded as it is a non-recurring expense.
3.
Represents expenses incurred for professional fees such as legal counsel, auditors, underwriters, valuation experts and consultants mainly in respect of strategic acquisitions in our mass participation sports business.

4.	Represents professional fees of legal counsel, auditors, due diligence experts, consultants, and related expenses for our IPO and financing.
5.
Represents expenses or costs incurred in the restructuring and disposal of investments and subsidiary companies. In 2019, the expenses or costs mainly represented business optimization and other reorganization expenses incurred in WEH and Infront. While event and contract performance reviews are performed as a normal course of business, these larger restructuring processes are considered non-recurring.

6.	Eliminates the impact from the extraordinary loss of certain rights-in partners following their insolvency.

7.	Eliminates the net investment loss on investments.
8.
Eliminates expenses reflecting expected credit losses in trade account receivables that we had outstanding from a sports marketing and media rights firm (MP & Silva) as well as contract assets, as a result of the initiation of MP & Silva’s insolvency process.

9.	Represents the losses on foreign exchange, derivative financial instruments at fair value through profit or loss, termination of the cross-currency swap and other financial charges.
10.	Represents the amount estimated to be paid by Infront as compensation in connection with fraudulent activities presumably undertaken by a former senior employee of Infront.
11.	Represents Sarbanes-Oxley Act consulting charges paid to third parties.
12.	Represents fair value change of contingent consideration from business combination.
13.	Represents net (gain)/loss on disposal of property, plant and equipment and intangible assets.